EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	State	Ownership
AirWater Corporation	Florida	100%
AirWater Patents Corp	Florida	100%
Air Water Fridges and Freezers, Inc.	Florida	100%
Atmospheric Water Technologies	Texas	92%
Digital Way S. A.	Peru	27%
Millennium Electric TOU, Ltd.	Israel	100%
Misa Water Products, Ltd.	Florida	100%
Solar One, Inc.	Florida	100%
Solar Style, Ltd.	Israel	100%
Solar Style (USA, I)nc.	Florida	100%